Exhibit 99.1

CHINA YUCHAI INTERNATIONAL TO ANNOUNCE

UNAUDITED SECOND QUARTER 2017 FINANCIAL RESULTS ON AUGUST 10

– Earnings Call to Begin at 8:00 A.M. EDT –

Singapore, Singapore – July 27, 2017 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”) announced today that it will be releasing its unaudited second quarter 2017 financial results on Thursday, August 10, 2017 before the market opens for trading. A conference call and audio webcast for the investment community has been scheduled for 8:00 A.M. Eastern Daylight Time on August 10, 2017. The call will be hosted by the President and Chief Financial Officer of China Yuchai, Mr. Weng Ming Hoh and Dr. Thomas Phung respectively, who will present on and discuss the financial results and business outlook of the Company followed with a Q&A session.

Analysts and institutional investors may participate in the conference call by dialing +1-866-519-4004 (United States), +800-906-601 (Hong Kong), 400-620-8038 (China) or +65 67135090 (International), Conference Code: 51308545 approximately five to ten minutes before the call start time.

For all other interested parties, a simultaneous webcast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are requested to log into the webcast at least 10 minutes prior to the scheduled start time. The recorded webcast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2016, GYMCL sold 320,424 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

For more information, please contact:

Investor Relations

Kevin Theiss

Tel: +646-726-6511

Email: cyd@bluefocus.com